Exhibit 1.01

LIGHTPATH TECHNOLOGIES, INC.

Conflict Minerals Report

For the Year Ended December 31, 2025

Introduction

This Conflict Minerals Report on Form SD (this “Report”) of LightPath Technologies, Inc. (“LightPath,” the “Company,” “we,” “our,” or “us”) for the calendar year ended December 31, 2025 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1, along with Form SD (collectively, the “Conflict Rules”), require certain public companies to annually disclose information about their use of specific conflict minerals originating and financing armed groups in the Democratic Republic of the Congo (“DRC”) and adjoining countries (together with the DRC, the “Covered Countries”) that are “necessary to the functionality or production of a product” manufactured by those companies or contracted by those companies to be manufactured. The term “conflict minerals” includes tantalum, tin, gold or tungsten.

In accordance with the Conflict Rules, a copy of this Report is available on our website at https://lightpath.com/certifications-compliance-patents.

Company Overview

We are a global, vertically-integrated provider of thermal imaging optics, precision molded optics, custom designed optics, optical assemblies, subsystems and cameras, including full engineering design support. These capabilities allow us to manufacture optical components and higher-level assemblies, including precision molded glass aspheric optics, molded and diamond-turned infrared aspheric lenses and other optical materials used to produce products that manipulate light. We design, develop, manufacture and integrate optical components and assemblies utilizing advanced optical manufacturing processes. Our product markets include consumer (e.g., cameras, cell phones, gaming, and copiers),  industrial (e.g., lasers, data storage, and infrared imaging), and defense (e.g., programs of record for shipboard long-range surveillance, border security, and counter unmanned aerial systems (“C-UAS”) systems, as well as recurring federal, naval, and law enforcement programs. Our products range from those where the lenses are the central feature (e.g., telescopes, microscopes, and lens systems) to products incorporating lens components (e.g., 3D printing, machine vision, LIDAR, robotics and automated production equipment), and communications. As a result, we market our products across a wide variety of customer groups, including laser systems manufacturers, laser OEMs, infrared-imaging systems vendors, industrial laser tool manufacturers, telecommunications equipment manufacturers, medical instrumentation manufacturers and industrial measurement equipment manufacturers, government defense agencies, and research institutions worldwide. The Company is headquartered in Orlando, Florida, with manufacturing and sales offices in Orlando, Florida; Plano, Texas; Hudson, New Hampshire; Riga, Latvia and Zhenjiang, China.

Framework of Conflict Minerals Program

Team. We assembled an internal team (the “Team”) to oversee compliance with the Conflict Rules, including developing processes and procedures, as well as monitoring developments, initiatives and “best practices.” The Team currently consists of our Chief Financial Officer, Compliance Officer and Quality Manager. We believe input from various departments is beneficial for overseeing compliance with the Conflict Rules and implementing related processes and procedures.

Policy Statement. We adopted a policy statement concerning our principles on the use of conflict minerals from the Covered Countries and our ongoing commitment to the responsible sourcing of conflict minerals throughout LightPath’s global supply chain. This policy statement can be found on our website at https://lightpath.com/certifications-compliance-patents.

Reasonable Country of Origin Inquiry

The Company manufactures and sells optical components that incorporate raw glass or utilize coatings that may contain minerals which, depending on origin, may be considered conflict minerals that are necessary to the functionality or production of the products. Such products are manufactured either in the Company’s headquarters facility, located in Orlando, Florida, or in the manufacturing facilities of its wholly owned subsidiaries located in Plano, Texas; Garland, Texas; Hudson, New Hampshire; Riga, Latvia and Zhenjiang, China.

To determine if any conflict minerals are incorporated into the products manufactured at any of our facilities, including parts and components of such products, the Team conducted an inventory and analysis of all components of our products, which included reviewing bills of materials, product specifications and other relevant documentation. The Team concluded that certain of our products may contain the conflict minerals gold, tantalum, tungsten and tin. The Team also determined that the conflict mineral, tungsten, is used in the molds, rings and sleeves as tooling necessary to manufacture molded lenses; however, the Conflict Rules do not require us to take any further action with respect to the tungsten used in tooling.

Next, the Team analyzed whether any of the conflict minerals are “necessary to the functionality of a product” or “necessary to the production of a product.”

To determine whether any of the conflict minerals are “necessary to the functionality of a product,” the Team considered (i) whether a conflict mineral is intentionally added to a product or a component of a product and is not a naturally occurring by-product, (ii) whether a conflict mineral is necessary to a product’s generally expected function, use or purpose and (iii) if any of the conflict minerals are incorporated for purposes of ornamentation, decoration or embellishment, whether the primary purpose of the product is ornamentation or decoration. To determine whether any of the conflict minerals are “necessary to the production of a product,” the Team considered (i) whether a conflict mineral is intentionally included in the product’s production process (other than a conflict mineral included in a tool, machine or indirect equipment used to produce the product), (ii) whether a conflict mineral is included in the product, including as a part of a component of the product originally manufactured by a third party and (iii) whether a conflict mineral is necessary to produce the product. The Team determined the following with respect to each of the listed conflict minerals:

Gold. At a customer’s request, our precision molded aspheric lenses may be mounted onto gold-plated holders. One of our collimator applications may also be gold coated at a customer’s request. Gold is used in certain of our outsourced coatings, in mirror coatings and in solderable coating systems. Finally, gold is an ingredient that is applied to some of our lenses at a customer’s request. The Team concluded that, with respect to each of these products, when used, gold is intentionally added and is necessary to the products’ generally expected function, use or purpose.

Tantalum. Tantalum oxide is used in anti-reflective coatings applied to some of our lenses and in high-index coating materials. The Team concluded that, when used, tantalum oxide is intentionally added and is necessary to such products’ generally expected function, use or purpose.

Tungsten. Tungsten is an ingredient used in the manufacturing of the glass preform that is molded into some of our lenses. The Team concluded that, when used, tungsten is intentionally added and is necessary to such products’ generally expected function, use or purpose.

Tin. At a customer’s request, one of our collimator applications may be tin coated. The Team concluded that, when used, tin is intentionally added and is necessary to such products’ generally expected function, use or purpose.

Our supply chain is both global and complex, and there are multiple tiers of suppliers between us and the original sources of minerals used in our products. After concluding that conflict minerals are necessary to the functionality of certain of our products, for 2025, our reasonable country of origin inquiry efforts included conducting a supply chain survey based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas of our first-tier suppliers (who are in turn relying upon their suppliers), which we determined may contribute necessary conflict minerals to our products. During the calendar year ended December 31, 2025 (the “Reporting Period”), we had contracts with and made purchases from 131 first-tier suppliers. The Team sent inquiries to each of these suppliers regarding whether the supplier supplied to us any components or parts, or sold to us raw materials, that contained any conflict minerals and, if so, the source of the conflict minerals either used in components or parts supplied to us or sold to us as raw materials. Such inquiries also requested that each supplier provide a representation letter or other written response regarding the source of the conflict minerals, or to complete and return the Electronic Industry Citizenship Coalition and Global e-Sustainability Conflict Minerals Reporting Template. The Company’s due diligence efforts indicate that the majority of its suppliers do not source conflict minerals from Covered Countries, although seven suppliers indicated that they may have supplied conflict minerals originating from Covered Countries during the Reporting Period. As further described below, the Company has no reason to believe that such products were produced with conflict minerals sourced from smelters or refiners that directly or indirectly financed or benefited armed groups within the Covered Countries.

The results of the Team’s inquiries with respect to each of the listed conflict minerals are as follows:

Gold. Six of our first-tier suppliers provided written responses indicating that their or their suppliers’ gold originated or may have originated from a Covered Country or a high risk area and was not 100% recycled.

Tantalum. Six of our first-tier suppliers provided written responses indicating that their or their suppliers’ tantalum originated or may have originated from a Covered Country or a high risk area and was not 100% recycled.

Tungsten. Six of our first-tier suppliers provided written responses indicating that their or their suppliers’ tungsten originated or may have originated from a Covered Country or a high risk area and was not 100% recycled.

Tin. Seven of our first-tier suppliers provided written responses indicating that their or their suppliers’ tin originated or may have originated from a Covered Country or a high risk area and was not 100% recycled.

Most of the suppliers reported their information at a company level rather than at a product level (meaning that they reported the smelters and refiners that processed the conflict minerals in all of their products, rather than solely those that processed the conflict minerals for specific products sold to the Company). Accordingly, although certain of our suppliers may source conflict minerals from Covered Countries, we cannot definitively determine whether such materials are present in the Company’s products.

The Company notes that based on the information provided, we are unable to determine whether all of the included smelters and refiners may be part of the Company’s supply chain. In addition, the smelters and refiners identified by our suppliers may not be all of the smelters and refiners in its supply chain, as some suppliers indicated that they were unable to identify all of the smelters and refiners used to process the necessary conflict minerals content contained in their products and not all of the suppliers responded to the Company’s inquiries.

Conclusion Based on Reasonable Country of Origin Inquiry

Based on the foregoing reasonable county of origin inquiry, we have determined that (i) we manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of our products and (ii) certain conflict minerals present in our products originated or may have originated in the Covered Countries and may not be from scrap or recycled sources.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Risk Mitigation Efforts

In addition to the other steps that we took in 2025 described in this Conflict Minerals Report, the Company expects to continue to refine its conflict minerals compliance program and enhance its due diligence process and / or measures for 2026 to further mitigate the risk that the conflict minerals in its covered products may support armed groups in the Covered Countries.

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